GERRISH McCREARY SMITH, PC

Attorneys

700 Colonial Road, Suite 200
Memphis, Tennessee 38117
P.O. Box 242120
Memphis, Tennessee 38124-2120
Telephone: (901) 767-0900
Facsimile: (901) 684-2339

June 2, 2008 **VIA FEDEX**

Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549

ATT: Mr. Damon Colbert

Re: Amendment 12 to Form 1-A of First National Corporation of Wynne
File No. 024-10149

Dear Mr. Colbert:

Enclosed please find seven (7) copies of the amended cover page for First National Corporation of Wynne's Form 1A.

Thank you for your help with this. If you need additional information, please contact me in our Memphis office.

Sincerely,

GERRISH McCREARY SMITH, PC

Greyson E. Tuck

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Enclosures

To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, we inform you that any tax advice contained in this communication (including any attachments) was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (1) avoiding tax-related penalties under the U.S. Internal Revenue Code or (2) promoting, marketing or recommending to another party any transaction or tax-related matters addressed herein.

Nashville Office: 5214 Maryland Way, Suite 406 • Brentwood, Tennessee 37027
Telephone: (615) 251-0900 • Facsimile: (615) 251-0975